Filed Pursuant to Rule 433 Registration No. 333-257399

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES N

$3,750,000,000

5.872% FIXED/FLOATING RATE SENIOR NOTES, DUE SEPTEMBER 2034

FINAL TERM SHEET

Dated September 12, 2023

Issuer:	Bank of America Corporation

Ratings of this Series*:	A1 (Moody’s)/A- (S&P)/AA- (Fitch)

Title of the Series:	5.872% Fixed/Floating Rate Senior Notes, due September 2034 (the “Notes”)

Aggregate Principal Amount Initially Being Issued:	$3,750,000,000

Issue Price: Selling Agents’ Commission:	100% 0.45%

Net Proceeds to Issuer:	$3,733,125,000

Trade Date:	September 12, 2023

Settlement Date:	September 15, 2023 (T+3)

Maturity Date:	September 15, 2034

Ranking:	Senior

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000

Fixed Interest Rate:	5.872% per annum payable semi-annually in arrears for each semi-annual Interest Period from, and including, the Settlement Date to, but excluding, September 15, 2033 (the “Fixed Rate Period”).

Floating Interest Rate:	Base Rate plus the spread of 184 basis points per annum, payable quarterly in arrears for each quarterly Interest Period from, and including, September 15, 2033 to, but excluding, the Maturity Date (the “Floating Rate Period”).

Base Rate:	Compounded SOFR, which is a compounded average of daily SOFR (the Secured Overnight Financing Rate) as determined for each quarterly Interest Period during the Floating Rate Period in accordance with the Payment Delay Convention as set forth under “Description of the Notes—Floating-Rate Notes—Payment Delay Notes—Compounded SOFR, Compounded SONIA and Compounded CORRA—Determination of Compounded SOFR (Payment Delay)” in the Issuer’s Series N Prospectus Supplement dated August 4, 2021 (the “Prospectus Supplement”).

Compounded SOFR Convention:	Payment Delay Convention. See “Description of the Notes—Floating-Rate Notes—Payment Delay Notes” in the Prospectus Supplement.

Interest Periods:

During the Fixed Rate Period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, the Settlement Date) to, but excluding, the next Interest Payment Date.

During the Floating Rate Period, each quarterly period from, and including, an Interest Period Demarcation Date (or, in the case of the first Interest Period during the Floating Rate Period, September 15,

2033) to, but excluding, the next Interest Period Demarcation Date (or, in the case of the final Interest Period, the Maturity Date or, if the Notes are redeemed, the redemption date).

Interest Period Demarcation Dates:	The 15th of each March, June, September, and December, commencing December 15, 2033 and ending on the Maturity Date or, if the Issuer elects to redeem the Notes prior to the Maturity Date, ending on the redemption date.

Interest Payment Dates:

During the Fixed Rate Period, March 15 and September 15 of each year, beginning March 15, 2024 and ending September 15, 2033.

During the Floating Rate Period, the second Business Day following each Interest Period Demarcation Date; provided that the Interest Payment Date with respect to the final Interest Period will be the Maturity Date or, if the Notes are redeemed, the redemption date.

Rate Cut-Off Date:

The second U.S. Government Securities Business Day prior to the Maturity Date or redemption date, as applicable.

For purposes of calculating Compounded SOFR with respect to the final Interest Period, the level of SOFR for each U.S. Government Securities Business Day in the period from, and including, the Rate Cut-Off Date to, but excluding, the Maturity Date or redemption date, as applicable, shall be the level of SOFR in respect of such Rate Cut-Off Date.

Day Count Convention:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Business Days:	During the Fixed Rate Period, New York/Charlotte During the Floating Rate Period, New York/Charlotte and U.S. Government Securities Business Day

Business Day Convention:	During the Fixed Rate Period, Following Unadjusted Business Day Convention During the Floating Rate Period, Modified Following Business Day Convention (Adjusted)

Treasury Benchmark:	10 year U.S. Treasury, due August 15, 2033

Treasury Yield:	4.272%

Treasury Benchmark Price:	96-26

Spread to Treasury Benchmark:	160 bps

Reoffer Yield:	5.872%

Listing:	None

Lead Manager and Sole Book-Runner:	BofA Securities, Inc.

Co-Managers:

CAVU Securities, LLC

Independence Point Securities LLC

Loop Capital Markets LLC

Multi-Bank Securities, Inc.

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

ABN AMRO Securities (USA) LLC

ANZ Securities, Inc.

Banco de Sabadell, S.A.

BBVA Securities Inc.

BMO Capital Markets Corp.

CaixaBank, S.A.

Capital One Securities, Inc.

CIBC World Markets Corp.

Citizens JMP Securities, LLC

Comerica Securities, Inc.

Danske Markets Inc.

ING Financial Markets LLC

Intesa Sanpaolo IMI Securities Corp.

Lloyds Securities Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

nabSecurities, LLC

Nomura Securities International, Inc.

Nordea Bank Abp

PNC Capital Markets LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

U.S. Bancorp Investments, Inc.

Westpac Capital Markets LLC

CUSIP:	06051GLU1

ISIN:	US06051GLU12

Concurrent Offerings:

$500,000,000 Floating Rate Senior Notes, due September 2027

$1,500,000,000 5.933% Fixed/Floating Rate Senior Notes, due September 2027

$2,750,000,000 5.819% Fixed/Floating Rate Senior Notes, due September 2029

Optional Redemption:	The Issuer may redeem the Notes at its option, (a) in whole, but not in part, on September 15, 2033, or (b) in whole at any time or in part from time to time, on or after June 15, 2034 and prior to the Maturity Date, in each case, upon at least 5 business days’ but not more than 60 calendar days’ prior written notice to holders of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

Optional Make-Whole Redemption:	The Issuer may redeem the Notes, at its option, in whole at any time or in part from time to time, on or after March 15, 2024 (or, if additional Notes are issued after September 15, 2023, on or after the date that is six months after the issue date of such additional Notes), and prior to September 15, 2033, upon at least 5 business days’ but not more than 60 calendar days’ prior written notice to the holders of the Notes, at a “make-whole” redemption price calculated as set forth in the Prospectus Supplement under “Description of the Notes—Redemption—Make-

Whole Redemption.” For purposes of the make-whole redemption, the “spread” is 25 basis points.

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including the Prospectus Supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering, including additional information about SOFR as well as risks relating to SOFR. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the Prospectus Supplement and the prospectus if you request them by contacting BofA Securities, Inc., toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bofa.com or dg.prospectus_requests@bofa.com.

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